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                                                                  EXHIBIT (i)(1)


                      [BELL, BOYD & LLOYD LLC LETTERHEAD]



                                December 17, 2001




Calamos Investment Trust
1111 East Warrenville Road
Naperville, Illinois  60563-1497

Ladies and Gentlemen:

         We have acted as counsel for Calamos Investment Trust (the "Trust") in connection with the registration under the Securities Act of 1933 (the "Act") of an indefinite number of Class A shares, Class B shares, Class C shares, and Class I shares of beneficial interest (the "Shares") of each of the series of the Trust designated Calamos Convertible Fund, Calamos Convertible Growth and Income Fund (formerly known as Calamos Growth and Income Fund), Calamos Market Neutral Fund, Calamos Growth Fund, Calamos Global Convertible Fund (formerly known as Global Growth and Income Fund), Calamos High Yield Fund, Calamos Convertible Technology Fund, and Calamos Mid Cap Value Fund (each, a "Fund" and collectively, the "Funds") in post-effective amendment no. 27 to the Trust's registration statement no. 33-19228 on Form N-1A (the "Registration Statement").

         In this connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates, and other papers as we deemed it necessary to examine for the purpose of this opinion, including the Second Amended and Restated Agreement and Declaration of Trust, as amended (the "Trust Agreement") and by-laws, as amended, of the Trust, actions of the board of trustees of the Trust authorizing the issuance of shares of the Funds, and the Registration Statement.

         Based on such examination, we are of the opinion that upon the issuance and delivery of the Shares after the post-effective amendment has been declared effective and in accordance with the Trust Agreement and the actions of the board of trustees authorizing the issuance of the Shares, and the receipt by the Trust of the authorized consideration therefor, the Shares so issued will be validly issued, fully paid, and nonassessable by the Trust.

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Calamos Investment Trust
December 17, 2001
Page two


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or any Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Trust and any Fund and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Trust Agreement provides for indemnification out of the property of a Fund for all loss and expense of any shareholder of a Fund held personally liable for the obligations of the Trust or a Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a Fund itself would be unable to meet its obligations.

         In giving this opinion, we have relied upon the opinion of Goodwin Procter LLP dated December 17, 2001, a copy of which is attached hereto and have made no independent inquiry with respect to any matter covered by such opinion.

         We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Act.

                                            Very truly yours,

                                            /s/ Bell, Boyd & Lloyd LLC